SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934/1/
                               (Amendment No. 1)

                              ELECTROSCOPE, INC.
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                               (Name of issuer)

                          COMMON STOCK, NO PAR VALUE
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                        (Title of class of securities)

                                   286135108
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                                (CUSIP number)

                      Karl Hawkins, 4828 Sterling Drive,
                    BOULDER, COLORADO 80301, (303)444-2600
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 APRIL 1, 1998
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            (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

       Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                             (Page 1 of 9 Pages)
---------------

    1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.   286135108                  13D            Page   2   of   9   Pages
          --------------------                             -----    ------


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vern D. Kornelsen

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X] /1/
  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

        AF /2/

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        Not applicable

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY          1,944,321
    OWNED BY
      EACH        8   SHARED VOTING POWER
   REPORTING
  PERSON WITH           0

                  9   SOLE DISPOSITIVE POWER

                        1,944,321

                  10  SHARED DISPOSITIVE POWER

                        0

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,944,321

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
        Not applicable

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        36.1%

 14   TYPE OF REPORTING PERSON*

        IN

----------------

     /1/ See Item 5(b).
     /2/ See Item 3.


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CUSIP No.   286135108                  13D            Page   3   of   9   Pages
          --------------------                             -----    ------


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CMED Partners LLLP, Iden. No. 84-1164484

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X] /3/
  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

        OO /4/

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]

        Not applicable

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Colorado

   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY          1,806,100 /5/
    OWNED BY
      EACH        8   SHARED VOTING POWER
   REPORTING
  PERSON WITH           0

                  9   SOLE DISPOSITIVE POWER

                        1,806,100 /6/

                  10  SHARED DISPOSITIVE POWER

                        0

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,806,100

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
        Not applicable

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        33.5%

----------------------

     3  See Item 5(b).
     4  See Item 3.
     5  See Item 5(b).
     6  See Item 5(b).


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CUSIP No.   286135108                  13D            Page   4   of   9   Pages
          --------------------                             -----    ------


 14  TYPE OF REPORTING PERSON*

        PN



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                                             Page    5    of    9     Pages
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            This Schedule 13D constitutes Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on January 12, 1998 on behalf of Vern D. Kornelsen ("Kornelsen"). This Amendment No. 1 is being filed for the purpose of reporting certain changes which occurred on April 1, 1998, including the addition of CMED Partners LLLP ("CMED") as a reporting person. Prior to April 1, 1998, CMED did not have an obligation to file a Schedule 13D because it did not beneficially own more than 5% of the subject securities prior to that date.

Item 1.     SECURITY AND ISSUER.

            This Schedule 13D is filed with respect to shares of Common Stock, no par value ("Common Stock"), of Electroscope, Inc., a Colorado corporation (hereinafter "Electroscope" or the "Company"). The Company's principal executive offices are located at 4828 Sterling Drive, Boulder, Colorado.

Item 2.     IDENTITY AND BACKGROUND.

            (a), (b) and (c). This Schedule 13D is being filed by Kornelsen, whose residence and business address is 4605 Denice Drive, Englewood, Colorado 80111. The principal occupation of Kornelsen is as a self-employed certified public accountant.

            This Schedule 13D also is being filed on behalf of CMED, whose principal business consists of acquiring, owning, selling and otherwise dealing in the shares of capital stock, warrants, notes and other securities of Electroscope and other entities identified by Kornelsen as appropriate investments for CMED. CMED's principal office is located at 4605 Denice Drive, Englewood, Colorado 80111.

            A joint filing agreement is attached hereto as Exhibit A.

            (d) and (e). Neither Kornelsen nor CMED has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Kornelsen is a citizen of the United States of America. CMED is organized under the laws of the State of Colorado.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On April 1, 1998, CMED purchased 779,000 shares of the Company's Common Stock for $1.00 per share. On April 1, 1998, one of CMED's limited partners contributed 779,000 shares of the Company's Common Stock to the partnership. The limited


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                                             Page    6    of    9     Pages
                                                  -------    --------

partner's capital account with CMED was credited $1.375 for each of the 779,000 shares contributed.

Item 4.     PURPOSE OF TRANSACTION.

            Except as described below, neither Kornelsen nor CMED has any present plans or proposals that relate to or would result in any transaction, event or action of the type described in paragraphs (a) through (j) of Item 4. Kornelsen and CMED, however, reserve the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

            Depending on market conditions, Kornelsen plans to purchase an undetermined number of additional shares of the Company from time to time. Further, Kornelsen has met with Pat Crane, the Company's President and Chief Executive Officer, and requested to be elected a director as soon as possible. In the event that the existing board of directors does not promptly respond to Kornelsen's request to be elected, Kornelsen reserves the right to call a special meeting of the shareholders to vote on the election of himself, and possibly other nominees, to the Company's board of directors.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) For the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), Kornelsen beneficially owns 1,944,321 shares of Common Stock which constitute 36.1% of the outstanding and issued Common Stock of the Company. For the purposes of Section 13(d) of the Act, CMED beneficially owns 1,806,100 shares of Common Stock which constitute 33.5% of the outstanding and issued Common Stock of the Company.

            (b) Kornelsen owns 100,005 shares of the Company's Common Stock individually and has sole voting and dispositive power with respect to those shares. As President of Tienet, Inc. ("Tienet"), a Colorado corporation, Kornelsen has sole voting and dispositive power with respect to an additional 38,216 shares of the Company's Common Stock. As the general partner of CMED, Kornelsen has sole power to direct the vote and disposition of another 1,806,100 shares of the Company's Common Stock. Thus, Kornelsen has sole voting and dispositive power with respect to 1,944,321 shares of the Company's Common Stock.

            CMED is the registered owner of 1,806,100 shares of the Company's Common Stock. However, although CMED is the registered owner of 1,806,100 shares of the Company's Common Stock, Kornelsen, as the General Partner of CMED, has the sole power to direct the vote and disposition of those shares.

             Although Kornelsen is President of Tienet and General Partner of CMED, Kornelsen, pursuant to Rule 13d-4 under the Act, declares that the filing of this schedule shall not be construed as an admission he is, for the purposes of Sections 13(d) and 13(g) of


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                                             Page    7    of    9     Pages
                                                  -------    --------

the Act, the beneficial owner of the Company's Common Stock owned by Tienet and CMED except as expressly stated herein. Kornelsen further disclaims the existence of a "group" within the meaning of Section 13(d)(3) of the Act as there is no agreement amongst Kornelsen, Tienet or CMED to act together for the purposes of acquiring, holding, voting or disposing of the Company's Common Stock.

            CMED, pursuant to Rule 13d-4 under the Act, declares that the filing of this schedule shall not be construed as an admission it is, for the purposes of Sections 13(d) and 13(g) of the Act, the beneficial owner of the Company's Common Stock owned by Tienet and Kornelsen. CMED further disclaims the existence of a "group" within the meaning of Section 13(d)(3) of the Act as there is no agreement amongst Kornelsen, Tienet or CMED to act together for the purposes of acquiring, holding, voting or disposing of the Company's Common Stock.

            (c) CMED purchased 20,000 shares of Electroscope (less than one percent of the shares outstanding) on March 17, 1998.

            (d) Not applicable.

            (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Not applicable.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Not applicable.


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                                             Page    8    of    9     Pages
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                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information as set forth in this initial filing is true, complete and correct.


                                          /s/Vern D. Kornelsen
                                          -------------------------------------
                                          Vern D. Kornelsen



                                          /s/Vern D. Kornelsen
                                          -------------------------------------
                                          Vern D. Kornelsen
                                          General Partner, CMED Partners LLLP


Dated:  April 7, 1998


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                                             Page    9    of    9     Pages
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                                   Exhibit A
                                      to
                                 SCHEDULE 13G

                               Vern D. Kornelsen
                                      and
                              CMED PARTNERS LLLP

Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, Vern D. Kornelsen, a Colorado resident, and CMED Partners LLLP, a Colorado limited liability limited partnership, hereby agree that the preceding
Schedule 13G is being filed on behalf of each of them.

IN WITNESS WHEREOF, the parties hereto have duly executed this agreement on this day of April 7, 1998.


                                          /s/Vern D. Kornelsen
                                          -------------------------------------
                                          Vern D. Kornelsen



                                          /s/Vern D. Kornelsen
                                          -------------------------------------
                                          Vern D. Kornelsen
                                          General Partner, CMED Partners LLLP